                                                --------------------------------
                                                          OMB APPROVAL
                                                --------------------------------
                                                OMB Number:            3235-0167
                                                Expires:        October 31, 2001
                                                Estimated average burden
                                                hours per response......... 1.50
                                                --------------------------------


                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 15


           Certification and Notice of Termination of Registration
          under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13
               and 15(d) of the Securities Exchange Act of 1934


                          Commission File No. 0-20526


                             ARCADIA FINANCIAL LTD.
--------------------------------------------------------------------------------
            (Exact name of registrant as specified in its charter)


                          7825 Washington Avenue South
                       Minneapolis, Minnesota 55439-2435
                                 (612) 942-9880
--------------------------------------------------------------------------------
         (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                          11.5% Senior Notes due 2007
                        Warrants expiring March 15, 2007
          Subordinated Extendible Notes; Subordinated Fixed-Term Notes
--------------------------------------------------------------------------------
           (Title of each class of securities covered by this Form)

               10.125% Subordinated Notes Series 1996-A due 2001
--------------------------------------------------------------------------------
          (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    / /        Rule 12h-3(b)(1)(ii)     / /
     Rule 12g-4(a)(1)(ii)   / /        Rule 12h-3(b)(2)(i)      / /
     Rule 12g-4(a)(2)(i)    / /        Rule 12h-3(b)(2)(ii)     / /
     Rule 12g-4(a)(2)(ii)   / /        Rule 15d-6               / /
     Rule 12h-3(b)(1)(i)    /X/

        Approximate number of holders of record as of the certification or
notice date:    11.5% Senior Notes due 2007: 120
                Warrants expiring March 15, 2007: 80
                Subordinated Extendible Notes; Subordinated Fixed-
                    Term Notes: 270

        Pursuant to the requirements of the Securities Exchange Act of 1934, Arcadia Financial Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Dated:  June 7, 2000                  By: /s/ Scott W. McCarthy
                                          -------------------------------
                                      Name:  Scott W. McCarthy
                                      Title: Senior Vice President